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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            KINNARD INVESTMENTS, INC.
                       (Name of Subject Company [Issuer])

                              SW ACQUISITION, INC.
                                    (Bidder)

                           COMMON STOCK $.02 PAR VALUE
                         (Title of Class of Securities)
                                    497059105
                      (CUSIP Number of Class of Securities)

                                 ELDON C. MILLER
                              SW ACQUISITION, INC.
                        5500 WAYZATA BOULEVARD, SUITE 800
                              MINNEAPOLIS, MN 55416
                                 (612) 542-6000
            (Name, Address and Telephone numbers of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                            ALBERT A. WOODWARD, ESQ.
                              DANIEL R. KELLY, ESQ.
                                MAUN & SIMON, PLC
                        2000 MIDWEST PLAZA BUILDING WEST
                                801 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 904-7400

                                        CALCULATION OF FILING FEE

------------------------------------------------------------------- ------------------------------------------------
                     TRANSACTION VALUATION(1)                                   AMOUNT OF FILING FEE(2)
------------------------------------------------------------------- ------------------------------------------------
                          $43,313,720.00                                                $541.42
------------------------------------------------------------------- ------------------------------------------------

(1) Estimated for purposes of calculating the filing fee only. The calculation is based on the purchase of an aggregate of 5,414,215 shares of Kinnard Investments, Inc., which (i) includes 4,895,415 shares of currently outstanding shares of Kinnard common stock as of November 4, 1999 as disclosed in Kinnard's Form 10-Q for the quarter ended September 30, 1999;
     (ii) includes 730,700 shares of Kinnard's common stock subject to outstanding options as of December 31, 1998 as disclosed in Kinnard's Form 10-K dated March 24, 1999; and (iii) excludes 211,900 shares of common stock owned directly or indirectly by the bidder.

(2) Calculated based upon 1/50 of 1% of the increase of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:         Not applicable.                  Filing Party:   Not applicable.
         Form or Registration No.:       Not applicable.                  Date Filed:     Not applicable.

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                        (Continued on following page(s))

                               Page 1 of 5 Pages

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES)                                                                    Page 2 of 8 Pages
           497059105
-------------------------------------------------------------------------------------------------------------------------
(1)  Name of reporting person:  SW Acquisition, Inc.
      I.R.S. Identification Nos. of above persons (entities only)
       41-1956110
-------------------------------------------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions).
                                                                                                            (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------------
(3)  SEC use only

-------------------------------------------------------------------------------------------------------------------------
(4)  Source of funds (see instructions)

       AF
-------------------------------------------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f).
                                                                                                                [ ]
-------------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or place of organization

        Minnesota
-------------------------------------------------------------------------------------------------------------------------
(7)  Aggregate amount beneficially owned by each reporting person.

        211,900
-------------------------------------------------------------------------------------------------------------------------
(8)  Check if the aggregate amount in Row (7) excludes certain shares (see instructions).
                                                                                                                [ ]
-------------------------------------------------------------------------------------------------------------------------
(9)  Percent of class represented by amount in Row (7).

        4.3%
-------------------------------------------------------------------------------------------------------------------------
(10) Type of reporting person (see instructions).

           CO
-------------------------------------------------------------------------------------------------------------------------


                               Page 2 of 5 Pages

                                 SCHEDULE 14D-1

(CUSIP NO. of Class of Securities)                                                                Page 3 of 8 Pages
           497059105
-------------------------------------------------------------------------------------------------------------------------
(1) Name of reporting person:  Stockwalk.com Group, Inc.
     I.R.S. Identification Nos. of above persons (entities only)

       41-1756256
-------------------------------------------------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions).
                                                                                                         (a) [ ]
                                                                                                         (b) [ ]
-------------------------------------------------------------------------------------------------------------------------
(3) SEC use only

-------------------------------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)

     BK, WC
-------------------------------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                                                             [ ]
-------------------------------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization

     Minnesota
-------------------------------------------------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person

     211,900
-------------------------------------------------------------------------------------------------------------------------
(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).

                                                                                                             [ ]
-------------------------------------------------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7)

     4.3%
-------------------------------------------------------------------------------------------------------------------------
(10) Type of reporting person (see instructions) HC, CO
-------------------------------------------------------------------------------------------------------------------------


                                Page 3 of 5 Pages

ITEM 1:  SECURITY AND SUBJECT COMPANY.

     (b) This statement on Schedule 14D-1A relates to SW Acquisition, Inc.'s (the "Purchaser") amendment of its Offer to Purchase for cash all of the outstanding shares of Common Stock, par value $.02 per share (the "Shares"), of Kinnard Investments, Inc. (the"Company"). By this amendment, the Purchaser increases the offer price to $8.00 per share, net to seller in cash and extends the Offer to 12:00 Midnight, New York City Time on January 31, 2000, at which time the Offer and withdrawal rights will expire unless the Offer is further extended. Except as described herein and in Exhibit 11(a), the Offer remains subject to all the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the Second Supplement to the Offer to Purchase (the "Second Supplement") is incorporated herein by reference.

ITEM 4:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 6 ("Source and Amount of Funds") of the Second Supplement is incorporated herein by reference.

ITEM 10:

     (c) The information set forth in Section 8 ("Regulatory Approvals Received by Purchaser") of the Second Supplement is incorporated herein by reference.

ITEM 11:  MATERIAL TO BE FILED AS EXHIBITS.

     (a)10 Second Supplement to Offer to Purchase.

     (a)11 Press release dated January 6, 2000.

                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2000                   SW ACQUISITION, INC.


                                         By: /s/ Eldon C. Miller
                                            ------------------------------
                                         Name:  Eldon C. Miller
                                         Title: Chairman and Chief
                                                Executive Officer

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2000                   SW ACQUISITION, INC.


                                         By:  /s/ Eldon C. Miller
                                            ------------------------------
                                         Name:  Eldon C. Miller
                                         Title: Chairman and Chief
                                                Executive Officer

                               Page 4 of 5 Pages
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                                  EXHIBIT INDEX

EXHIBIT
NAME
(a)10      Second Supplement to Offer to Purchase.

(a)11      Press release dated January 6, 2000.


































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